FAIRFAX  News Release
Stock Symbol: FFH (TSX and NYSE)

TORONTO, May 3, 2007

FIRST QUARTER FINANCIAL RESULTS

(Note: All dollar amounts in this press release are expressed in U.S. dollars.)

Fairfax Financial Holdings Limited (TSX and NYSE: FFH) announces that it had net earnings of $110.9 million for the first quarter of 2007 ($6.10 per share, $5.88 per diluted share) compared to net earnings of $198.4 million for the first quarter of 2006 ($10.99 per share, $10.51 per diluted share). Highlights for the first quarter included the following:

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The combined ratio of the company’s insurance and reinsurance operations for the first quarter of 2007 was 95.7% on a consolidated basis, and on an individual company basis was as follows: Northbridge - 93.5%, Crum & Forster - 95.9%, Fairfax Asia - 97.3%, OdysseyRe - 96.3% and Group Re - 96.6%.

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Underwriting profit at the company’s insurance and reinsurance operations for the first quarter of 2007 was $49.5 million compared to underwriting profit of $55.7 million for the first quarter of 2006.

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Total interest and dividend income earned increased to $198.6 million in the first quarter of 2007 from $149.2 million in the first quarter of 2006, primarily as a result of higher interest rates and an increased investment portfolio.

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Operating income of the company’s insurance and reinsurance operations (excluding net gains on investments) for the first quarter of 2007 was $203.8 million compared to $172.5 million for the first quarter of 2006.

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Net premiums written during the first quarter of 2007 declined by 7.6% to $1,069.4 million from $1,157.6 million in the first quarter of 2006, reflecting increasingly competitive conditions in global insurance and reinsurance markets.

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Net gains on investments in the first quarter of 2007 were $98.8 million compared to $289.6 million in the first quarter of 2006 (which included net investment gains of $137.3 million on the sale of the company’s remaining investment in Zenith National Insurance Corp.).

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The company’s runoff operations (now reported without the inclusion of Group Re results) produced pre-tax income of $9.8 million for the first quarter of 2007, compared to a pre-tax loss of $3.8 million for the first quarter of 2006.

•	The company held $774.3 million of cash, short term investments and marketable securities at the holding company level at March 31, 2007, compared to $767.4 million at December 31, 2006.

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Holding company debt declined during the first quarter by $73.4 million (excluding the reduction arising from the adoption of new accounting standards) to $1,305.6 million following the repayment of maturing debt and open market bond repurchases during the quarter.

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Subsidiary portfolio cash and investments at March 31, 2007 totaled $17.0 billion at carrying value, or $16.3 billion net of short sale and derivative obligations. As a result of new accounting standards adopted on a prospective basis by the company on January 1, 2007, pursuant to which the company’s portfolio investments at March 31, 2007 are generally carried at fair value (except for equity-accounted investments, whose fair value exceeded their carrying value at March 31, 2007 by $303.6 million), the reporting of the carrying value of portfolio investments at March 31, 2007 is not comparable to the reporting of that carrying value at December 31, 2006.

•	Reinsurance recoverable declined to $5,326.9 million at March 31, 2007 from $5,506.5 million at December 31, 2006, primarily as result of continued progress by the runoff operations.

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At March 31, 2007, common shareholders’ equity was $2,806.9 million, or $158.31 per basic share, compared to $2,662.4 million at December 31, 2006. The increase in common shareholders’ equity includes a $79.3 million transitional adjustment arising from the above-mentioned adoption of new accounting standards on January 1, 2007. Common shareholders’ equity per basic share does not include the unrecorded $303.6 million excess of fair value over the carrying value of equity-accounted investments (that excess includes a $240.7 million excess in respect of the company’s investment in Hub International Limited, the sale of which is expected to be completed in the second quarter of 2007).

Following is a summary of Fairfax’s unaudited financial results for the first quarter of 2007:

THREE MONTHS ENDED MARCH 31 ($ millions except per share amounts)
	2007	2006
Total revenue	1,535.0	1,714.5
Earnings before income taxes and non-controlling interests	242.1	393.1
Net earnings	110.9	198.4
Net earnings per share	$6.10	$10.99
Net earnings per diluted share	$5.88	$10.51

Combined ratios were as follows for the first quarter of 2007:

THREE MONTHS ENDED MARCH 31
	2007	2006
Insurance - Canada (Northbridge)	93.5%	91.3%
- U.S. (Crum & Forster)	95.9%	98.4%
- Asia (Fairfax Asia)	97.3%	95.7%
Reinsurance - OdysseyRe	96.3%	95.4%
- Group Re	96.6%	95.2%

Consolidated	95.7%	95.1%

There were 17.7 million and 17.8 million weighted average shares outstanding during the first quarters of 2007 and 2006 respectively. At March 31, 2007 there were 17,729,980 shares effectively outstanding.

Fairfax’s detailed first quarter report can be accessed at its website www.fairfax.ca. As previously announced, Fairfax will hold a conference call at 8:30 a.m. Eastern time on Friday, May 4, 2007 to discuss its first quarter results.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance, investment management and insurance claims management.

For further information contact:     Greg Taylor, Chief Financial Officer, at (416) 367-4941

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net income if the reserves of our subsidiaries (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks our subsidiaries insure that are higher or lower than expected; the lowering or loss of one of our subsidiaries’ financial or claims paying ability ratings; an inability to realize our investment objectives; exposure to credit risk in the event our subsidiaries’ reinsurers or insureds fail to make payments; a decrease in the level of demand for our subsidiaries’ products, or increased competition; an inability to obtain reinsurance coverage at reasonable prices or on terms that adequately protect our subsidiaries; an inability to obtain required levels of capital; an inability to access cash of our subsidiaries; risks associated with requests for information from the Securities and Exchange Commission or other regulatory bodies; risks associated with current government investigations of, and class action litigation related to, insurance industry practice or any other conduct; the passage of new legislation; and the failure to realize future income tax assets. Additional risks and uncertainties are described on pages 130 to 134 of our 2006 Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed April 2, 2007 with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.